UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 13, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: February 13, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

Orange financial results
#FY_2019

13 February 2020

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Finance, Performance and Europe

Disclaimer

This presentation contains forward-looking statements about Orange, notably on objectives and trends related to Orange's financial situation, investments, results of operations, business and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's new strategy, risks related to information and communications technology systems generally, in particular technical failures of networks, the deterioration of the economic conditions prevailing in the markets in which Orange operates, fiscal and regulatory constraints and changes, growing banking and monetary regulations requirements and the results of litigation regarding regulations, competition and other matters. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on 21 March 2019 with the French Autorité des Marchés Financiers (AMF) and in the annual report (Form 20-F) filed on 16 April 2019 with the U.S. Securities and Exchange Commission. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
FY 2019 highlights

2019 key highlights

- Revenue and EBITDAaL growth with acceleration in Q4
- 3 strong engines of revenue growth : MEA, Europe and Enterprise
- Improving trends of Retail services and ARPOs in France
- European leader in cybersecurity with double digit growth
- Structural change in the management of tower and fiber assets
- All elements of guidance achieved with upgrade of 2020 Organic CF guidance

Engage 2025

2019 key achievements

Multi- Services
Customers & offers

OCS GO 3.1m Customers

Smart home
Launch of connected & protected home offers

Homelan
NPS > 40 pts

orange bank >500k Customers*

o/w **29%** have a consumer loan

New deals

global, secured SDWAN

MARS

Cloud

NORGES BANK

Connectivity
Customer base

Customers

Convergence

10.8m +3% yoy

VHBB

7.8m +23% yoy

customers , o/w 7.5 m FTTH

Network
Leadership

40m VHBB connectable lines (+22% yoy) O/W 38m FTTH

5G

*o/w 390K Orange Bank banking accounts

2019 guidance achieved

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

*subject to shareholders' approval; ex-date June 2nd, record date June 3rd, payment date June 4th 2020 for the €0.40 2019 balance

Revenue

€ 42.2bn



+1.1%
+0.8%
+0.6%
+0.5%
-0.1%
Q1 19
Q2 19
Q3 19
Q4 19
2019

EBITDAaL

€ 12.9bn



+1.3%
+0.9%
+0.8%
+0.7%
+0.2%
Q1 19
Q2 19
Q3 19
Q4 19
2019

7.3 € billion — eCAPEX

2.3 € billion — Organic CF (telecom)

1.96x — Net debt / EBITDAaL (telecom)

0.70 € — Dividend 2019*

2019 guidance achieved

Investments stabilisation with a fiber roll-out acceleration in France

Group	Telecom
FY 2019 eCAPEX **€7.3bn** + 0.6% yoy + €44m yoy*	**+0.7%** **+€53m** yoy
	As % of rev. **17.2%** +0.0 pt yoy

* o/w €56m due to network sharing deal with Vodafone in Spain

40m

VHBB connectable lines,**
o/w **38.2m FTTH** +31% yoy
14.9m lines in Spain,+8% yoy
4.2m lines in Poland, +25% yoy

eCapex to Sales (telecom, in %)



17.2%
17.2%
FTTH eCAPEX
13.6%
12.6%
eCAPEX excl. FTTH
2018 cb
2019

FTTH roll-out acceleration in France
FTTH connectable homes in France:



+65%
+23%
+4.5m
16.3m
+2.7m
2.8m
1.7m
+2.2m
2.2m
0.5m
6.9m
1.9m
0.3m
YE 2016
2017
2018
2019
YE 2019
Own network
3rd parties network

**VHBB > 100 Mbps

Section two

Financial results overview

Revenue kept growing

	Q4 2019	FY 2019
FY 2019 revenue* €42.2bn	yoy +1.1% +€123m	yoy +0.6% +€252m
	excl. digital reading offer +1.0% +€114m	excl. digital reading offer +0.8% +€343m

* Orange Bank Net Banking Income is not included in Group **revenues** but in "Other operating income", that is below the revenue line and feeds directly into consolidated EBITDAaL.

Group revenue growth (yoy in %)



+0.4%
+0.7%
+1.1%
+1.1%
+1.0%
-0.1%
+0.5%
+0.8%
Q1 19
Q2 19
Q3 19
Q4 19
Total growth
Growth excl. Digital content offers

FY19 revenue growth by segment



MEA +6.2%
Europe +1.4%
Enterprise +1.0%
France -0.3%
Spain -1.5%
IC&SS -5.4%

FY19 revenue growth by activity



IT & IS +7.1%
Convergence +3.9%
Mobile only +0.9%
Wholesale -0.1%
Fixed only (including narrowband) -2.9%
Equipment -3.1%

EBITDAaL growth fuelled by MEA and Europe

FY 2019 EBITDAaL (Telecom)	Q4 2019	FY 2019
€13.0bn	yoy +1.0% +€32m	yoy +0.9% +€111m
	As % of rev. 30.0% -0.0pt yoy	As % of rev. 30.8% +0.1pt yoy

FY 19 EBITDAaL (Telecom) growth per segment (yoy in €m)


+0.9%
12,907
Digital content offers
158
12,749
4
4
157
49
-21
-82
13,019
Digital content offers
68
12,951
FY 18 cb
France
Spain
MEA
Europe
Enterprise
Others
FY 2019

EBITDAaL margin evolution (telecom)


+0.1pt
30.7%
30.8%
FY 18
FY 19

Operating ROCE* evolution (telecom)


IAS 17
IFRS 16
+0.3pt
+0.6pt
+0.9pt
FY 16
FY 17
FY18
FY 18
FY 19

* ROCE(n) = adj.EBIT (n) / Net Operating Assets (n-1)

Net income grew +49.4%

FY 2019

FY 2019 Net income	yoy
€3.2bn	+49.4% +€1.1bn



+49.4%
2,158
99
123
883
124
108
-269
3,226
FY 2018 Net Income from Consolidated Group
EBITDAaL cb
1
Neutralisation of IFRS 16 lease interest expenses effects in EBITDAaL
adjustments cb*
2
Impairment of goodwill & fixed assets
Financial result
3
D&A, income tax paid & others
4
FY 2019 Net Income from Consolidated Group

1. EBITDAaL improvement yoy
2. Adjustments mainly related to the counter-effect of the provisions booked in 2018 for the French senior part time plan
3. Includes economic gain related to the revaluation of hedges of subordinated notes in GBP and loss related to BT shares
4. Includes increase in corporate taxes expenses

* See details on slide 24

Organic Cash Flow* above guidance.

Organic Cash Flow at € 2.3bn in 2019
in € bn



5.8
-1.1
-1.2
-0.2
-0.9
2.3
EBITDAaL - eCAPEX (telecom activities)
income taxes paid
net financial interests paid**
change in working capital
other operational items
Organic Cash Flow * 2019

Net debt* (telecom activities)**



€25.4bn
€25.5bn
1.93x
1.96x
2018 (under IAS 17)
2019

Net Debt / adjusted EBITDA Telecom

Net Debt / EBITDAaL Telecom

Liquidity position (telecom activities)

€ 17.0 bn

o/w €10.8bn in cash

*Organic cash flow from telecoms activities corresponds to net cash provided by operating activities, minus (i) repayments of lease liabilities and on debts related to financed assets, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of change in fixed assets payables, (iii) excluding telecommunication licenses paid and significant litigations paid (and received).

**Excluding 0.1 billion euros in interest disbursed on lease liabilities

***see details on slide 25

Section three
Business review

Q4 2019 France

Total revenues back to growth thanks to Convergence and Wholesale services

in €m	Q4 19	yoy cb	FY 19	yoy cb
Revenues	**4,731**	**+1.1%**	**18,154**	**-0.3%**
Retail services	2,730	-0.2%	10,807	-1.6%
Convergent services*	1,142	+5.6%	4,397	+3.9%
Mobile only services	571	-4.6%	2,324	-4.3%
Fixed only services	1,017	-3.8%	4,086	-5.4%
Fixed only broadband	688	+2.2%	2,699	-0.2%
Fixed only narrowband	329	-14.3%	1,387	-14.1%
Wholesale	1,422	+4.1%	5,487	+2.9%
Equipment sales	439	-2.6%	1,351	-4.2%
Other revenues	141	+11.8%	509	+5.7%
EBITDAaL			**7,135**	**+0.1%**
EBITDAaL margin			39.3%	+0.1pt
eCAPEX			**4,052**	**+10.9%**
eCAPEX/revenues			22.3%	+2.2pt

Improvement of CA Retail trend in Q4 19

Quarterly yoy growth excl. digital content offers (DCO)



1.6%
1.5%
1.5%
1.7%
-0.7%
-0.9%
-0.9%
-0.6%
Q1 19
Q2 19
Q3 19
Q4 19
Retail Services excl. DCO
Retail Services excl .PSTN and DCO

FY 19 Revenues : +0.2% yoy excl. digital content offers (DCO)

Q4 19 quarterly ARPOs (in €) and growth, yoy:



Convergent
68.0
69.5
66.6
67.7
+1.1
Q4 18
Q4 19
DCO
excl. DCO
Mobile only
16.9
17.1
16.7
16.9
+0.18
Q4 18
Q4 19
DCO
excl. DCO
Broadband Only
37.0
36.9
36.3
36.2
-0.12
Q4 18
Q4 19
DCO
excl. DCO

Improvement in trend of Mobile-Only and Fixed-Only ARPOs:



2.0%
1.5%
1.2%
1.6%
0.8%
0.6%
0.0%
1.0%
-0.9%
-1.0%
-1.4%
-0.3%
Q1 19
Q2 19
Q3 19
Q4 19
ARPO Convergent *
ARPO Mobile only *
ARPO Fixed only *

* Growth yoy, excl. digital content offers (DCO)

Q4 2019 France: commercial performance

Record quarter in fiber net adds. Good performance in mobile with decrease in churn

Mobile contract net adds (in '000s) and churn rate



net adds excl M2M
quarterly churn rate in %
13.8%
13.3%
+111
+19
+61
+90
+47
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19

55% of broadband B2C Customers are on Open convergent offers (+0.2pt yoy)

Fixed BB net adds (in '000s)



FTTH
ADSL and others
+71
+49
+41
+65
+49
+186
+168
+160
+178
+239
-116
-119
-119
-112
-190
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19

4G 99% of 4G population coverage (+0.4 pt yoy) #1 ARCEP position 9 years in a row

84% of B2C voice contract customers have a 4G plan (+5pts yoy)

+2.1% Number of mobile lines per convergent offer (Q4 yoy growth)

16.3m of FTTH connectable homes (+38% yoy) o/w **3.3m** FTTH customers (+29 %)

55% of FTTH adds* are new customers

+3.5pts Growth of B2C broadband convergent customer premium** mix, yoy

*gross adds + migration **Livebox Up, former Play and Jet

Q4 2019 Spain

Preserving value and efficiency in a downtrend market

in €m	Q4 19	yoy cb	FY 19	yoy cb
Revenues	**1,346**	**-2.3%**	**5,280**	**-1.5%**
Retail services	938	-3.4%	3,760	-2.9%
Convergent services*	525	-3.1%	2,092	-2.4%
Mobile only services	284	-6.4%	1,161	-5.7%
Fixed only services	127	+1.0%	501	+1.0%
Wholesale	241	+5.6%	901	+11.9%
Equipment sales	167	-6.1%	620	-9.5%
EBITDAaL			**1,646**	**+0.3%**
EBITDAaL margin			31.2%	+0.5pt
eCAPEX			**812**	**-24.0%**
eCAPEX/revenues			15.4%	-4.6pt

*B2C only



83% Convergence as % of broadband B2C customer base
79% Fiber penetration in BB customer base
68% 4G penetration in mobile customer base
18% TV penetration in BB customer base

Increase in value clients

Mobile convergent net-adds in '000's



orange
Value**
Entry level
-14
-1
43
-65
Jazztel
Value***
Entry Level
39
-21
28
-41
Q4 18 cb
Q4 19

** Love Intenso *** Irresistible

Convergent ARPO increase

In €



+20 cts
58.9
58.1
57.5
57.9
59.1
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19

EBITDAaL growth sustained by Cost efficiency

EBITDAaL growth in m€



4
Cost
84
Revenue
-80
FY 19
+0.5pt
EBITDAaL
margin

Q4 2019 Europe

Improvement in profitability driven by indirect costs optimization and solid commercial performance in convergence

in €m	Q4 19	yoy cb	FY 19	yoy cb
Revenues	**1,548**	**+1.7%**	**5,783**	**+1.4%**
Retail services	942	+2.4%	3,641	+2.9%
Convergent services*	170	+28.5%	623	+34.0%
Mobile only services	531	-2.2%	2,143	-2.1%
Fixed only services	157	-8.0%	644	-7.2%
IT & integration services	84	+13.4%	232	+20.3%
Wholesale	269	-7.5%	1,071	-6.5%
Equipment sales	292	+10.8%	898	+3.8%
Other revenues	45	-4.9%	173	+14.5%
EBITDAaL			**1,492**	**+3.4%**
EBITDAaL margin			25.8%	+0.5pt
eCAPEX			**869**	**-1.7%**
eCAPEX/revenues			15.0%	-0.5pt

*B2C only

Revenue evolution (yoy, in €m)


+1.7%
1,522
+38
-12
-14
+10
-22
+29
-2
1,548
Retail services : +2.4% yoy
Q4 18 cb
Convergent
Mobile only
Fixed only
IT & integration
Wholesale
Equipment
Other
Q4 19

FY EBITDAaL growth per area

yoy, in m€


+3.4%
1,443
+4.2%
26
+5.1%
14
+1.7%
9
1,492
FY 2018 cb
Poland
Belgium & Luxemburg
Central Europe
FY 2019

Europe, mobile contract net adds

ex-M2M (in '000s)


Convergent
Mobile-only
% convergence in base
16%
19%
163
197
-34
26
174
-148
62
111
-49
86
134
-49
101
148
-47
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19

Europe, Fixed Broadband net adds

(in '000s)


Convergent
Broadband-only
% convergence in base
50%
57%
87
106
-18
56
85
-29
38
66
-28
45
85
-40
72
92
-20
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19

Q4 2019 Africa & Middle East

Excellent performance

in €m	Q4 19	yoy cb	FY 19	yoy cb
Revenues	**1,461**	**+6.1%**	**5,646**	**+6.2%**
Retail services	1,229	+8.5%	4,738	+8.6%
Mobile only services	1,098	+9.7%	4,230	+8.6%
Fixed only services	127	+6.4%	493	+10.3%
IT & integration services	4	-69.5%	14	-33.0%
Wholesale	191	-8.0%	780	-6.4%
Equipment sales	29	+2.6%	96	+8.9%
Other revenues	12	+59.9%	32	+5.5%
EBITDAaL			**1,815**	**+9.4%**
EBITDAaL margin			32.2%	+0.9pt
eCAPEX			**987**	**-2.0%**
eCAPEX/revenues			17.5%	-1.5pt

> 80% of revenue comes from sustainably solid retail services

Revenue cb yoy growth in %



Retail services
Total MEA
6.3%
8.5%
7.7%
6.7%
7.2%
7.8%
7.9%
10.2%
8.5%
3.0%
6.2%
5.2%
3.7%
5.2%
5.3%
5.8%
7.6%
6.1%
FY 17
Q1 18
Q2 18
Q3 18
Q4 18
Q1 19
Q2 19
Q3 19
Q4 19

> 90% of Retail Services revenue growth in FY 19 from Data, Orange Money, and Fixed BB

23.8m +43% yoy

4G customers

+25% Data revenue growth FY19

1.2m +21% yoy

FBB customers

+19% FBB revenue growth FY19

Orange Money €425m FY 19 revenues

Revenues in million EUR, yoy growth in %



+27%
334
425
FY 18
FY 19

EBITDAaL margin

Increase by ~1pt



c. +1 pt
31.2%
32.2%
FY18
FY19

Q4 2019 Enterprise

Back to revenue growth in 2019 driven by ongoing successful transformation

in €m	Q4 19	yoy cb	FY 19	yoy cb
Revenues	**2,104**	**+0.8%**	**7,820**	**+1.0%**
Fixed only services	1,007	-0.9%	3,963	-1.7%
Voice	325	-5.7%	1,289	-6.8%
Data	682	+1.6%	2,674	+1.0%
IT & integration services	846	+5.3%	2,909	+6.5%
Mobile*	251	-6.0%	949	-3.6%
EBITDAaL			**1,191**	**-1.7%**
EBITDAaL margin			15.2%	-0.4pt
eCAPEX			**404**	**+10.3%**
eCAPEX/revenues			5.2%	0.4pt

*Mobile = Mobile Only Services + Equipment Sales

Revenues growth fueled by IT&IS (yoy in %)


TOTAL
fixed only
mobile
IT&IS
10%
5%
0%
-5%
-10%
+1.2%
+0.6%
+0.7%
+1.8%
+0.8%
Q418
Q119
Q219
Q319
Q419

Cybersecurity

A European leader with **€580m** revenues

FY19 organic* revenue growth **+24% yoy**

37% **IT&IS**

Share in total segment revenues

Cloud

FY19 organic* revenue growth **+19% yoy**

*Excluding revenues impact from the last 12 months acquisitions. Proforma growth for Cybersecurity is +15% yoy in FY19.Proforma growth for Cloud is +15% yoy in FY19.

Section four
2020 guidance

Short and mid term guidance

	2020e	2021e	2022e	2023e
EBITDAaL, yoy	Flat +	CAGR: 2% to 3%		
eCAPEX incl. RAN sharing deals, yoy	circa + €200m	Flat	Decrease	
Organic Cash Flow (telecom)* Improved Guidance	> €2.3bn	Growth		circa 3.5 to €4bn
Net debt / EBITDAaL (telecom)	Around 2x in the medium term			
Dividend**	0.70€	Floor at 0.70€		

From an ambition announced in CMD to a commitment to execute the €1bn net savings 2023 vs 2019 ***

*Organic cash flow (telecoms activities) : Organic cash flow from telecoms activities corresponds to net cash provided by operating activities, minus (i) repayments of lease liabilities and on debts related to financed assets, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of change in fixed assets payables, (iii) excluding telecommunication licenses paid and significant litigations paid (and received).

**Subject to shareholders' approval.

***On an indirect cost base of € 14bn of telecom activities at FY 19, excluding MEA (fast growing), and OBS IT&IS labour and ITN costs (transforming its business model), out of a 18bn€ indirect cost base in FY19

Appendices

Change in net income

(in millions of euros, on a historical basis)	FY 2018 historical	FY 2018 cb	FY 2019 actual
EBITDAaL	**13,005***	**12,762**	**12,860**
Neutralisation of IFRS 16 lease interest expenses effects in EBITDAaL	-	119	123
Adjustments**	(1,028)	(868)	15
Depreciation & amortization of fixed assets	(7,047)		(7,110)
Impairment of goodwill & fixed assets	(105)		19
Share of profit (losses) of associates and JV	3		8
Other income / (charge)	1		12
Operating income	**4,829**		**5,927**
Effects resulting from BT stake	(51)		(119)
Financial result (excluding BT)	(1,311)		(1,135)
Tax	(1,309)		(1,447)
Net income from continuing activities	**2,158**		**3,226**
Net income from discontinued activities	-		-
Net income from consolidated Group	**2,158**		**3,226**
Minority interests	204		220
Net income Group share	**1,954**		**3,006**

*adjusted EBITDA ** See details on slide 24

Adjustments

in €m	FY 18 historical	FY 18 cb	FY 19 Actual
Cost of restructuring programs	(189)	(193)	(165)
Cost of acquisitions and integration	(11)	(11)	(24)
Significant litigations	(33)	(34)	(49)
Specific labour expenses	(812)	(812)	(23)
o\w Senior Part Time	*(812)*	*(812)*	*(25)*
Portfolio review and others	17	182	277

Change in net debt

(in millions of euros)	2019 Actual
EBITDAaL - eCAPEX (telecom activities)	**5,754**
Change in working capital requirements	(204)
Change in eCAPEX payables	45
Net interest paid (including dividends received)*	(1,196)
Income taxes paid	(1,079)
Other operational items**	(975)
Organic Cash Flow (telecom activities)	2,345
Main litigations paid/received	5
Licences and spectrum paid	(334)
Dividends paid to owners of parent company	(1,857)
Dividends paid to non-controlling interests	(243)
Coupons and other fees on subordinated notes	(357)
Net of acquisitions and disposals	(77)
Exclusion of IFRS 16 leases from the net financial debt definition***	584
Other financial items	(91)
Change in net debt	**(25)**
Net financial debt* **	**(25,466)**
Ratio of net financial debt / EBITDAaL of telecom activities	**1.96x**

* Excluding €97m of interest expenses on IFRS 16 leases

**Of which (i) disbursements related to "Part- Time for Seniors" plan in France (TPS, procedures in relation to agreements on the employment of seniors in France) and related to restructuring and integration costs, (ii) repayments of lease liabilities, and (iii) elimination of non-monetary effects included in EBITDAaL.

***In comparison with 2018, the definition of the net financial debt of 2019 now excludes the financial lease liabilities included in the scope of IFRS 16 and includes the debts relating to financed assets.

Convergence, the bedrock of our strategy

€ 7.1bn Convergent services revenues in FY 2019

+3.9% yoy



Convergent B2C customer base in million

% of broadband B2C customer base


France*
5.65
5.70
5.73
5.77
5.80
55%
55%
Spain
3.12
3.08
3.06
3.04
3.00
85%
83%
Poland
1.24
1.28
1.31
1.33
1.37
57%
62%
Q4 18 Q1 19 Q2 19 Q3 19 Q4 19

Churn improvement with convergence in Q4**

France*	Spain	Poland
-4pt	-4pt	0pt

Quarterly convergent ARPO, in €/month in Q4

France*	Spain	Poland
€69.5 +2,2% yoy	€59.1 +0.4% yoy	€24.0 +0.9% yoy***

Number of mobile lines per convergent offer (Q4 yoy growth)

France*	Spain	Poland
1.67 +2.1% yoy	1.95 +3.4% yoy	1.89 -1.3% yoy

* cb Open customers only

** Churn differential between convergent B2C customers and total fixed BB B2C customers

*** YoY evolution calculated in local currency